--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE TO
                                (RULE 14D-100)
      TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                   IBP, INC.
                           (NAME OF SUBJECT COMPANY)

                         LASSO ACQUISITION CORPORATION
                               TYSON FOODS, INC.
                       (NAME OF FILING PERSONS-OFFEROR)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               -----------------

                                   449223106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                LES R. BALEDGE
                               TYSON FOODS, INC.
                            2210 WEST OAKLAWN DRIVE
                        SPRINGDALE, ARKANSAS 72762-6999
                           TELEPHONE: (501) 290-4000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                               -----------------

                                  COPIES TO:
                                MEL M. IMMERGUT
                               LAWRENCE LEDERMAN
                      MILBANK, TWEED, HADLEY & MCCLOY LLP
                           ONE CHASE MANHATTAN PLAZA
                           NEW YORK, NEW YORK 10005
                           TELEPHONE: (212) 530-5732

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION* AMOUNT OF FILING FEE
$1,579,978,050         $315,995.61
*  Estimated for purposes of calculating the amount of the filing fee only.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   The amount assumes the purchase of a total of 52,665,935 shares of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents 50.1% of the 106,267,735 Shares of IBP, inc. outstanding as of June 29, 2001 (as disclosed by IBP, inc. in its Solicitation/Recommendation Statement on Schedule 14D-9 filed July 3, 2001).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $314,122.47   Filing Party: Tyson Foods, Inc.
                                        (Offeror Parent) and Lasso
                                        Acquisition Corporation
  Form or Registration No.: Schedule TO Date Filed: December 12, 2000,
                                        December 29, 2000 and January 2, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]           third-party tender offer subject to Rule 14d-1.
issuer        tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment     to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

ITEMS 1 THROUGH 11.

   This Tender Offer Statement on Schedule TO relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding Shares of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, represents 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2001 (as amended from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

ITEM 12. EXHIBITS.


(a)(1) Offer to Purchase dated July 3, 2001.

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9).

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.

(a)(6) Form of summary advertisement dated July 3, 2001.

(a)(7) Joint press release issued by Tyson and the Company dated June 27, 2001.*

(a)(8) Joint press release issued by Tyson and the Company dated June 28, 2001.*

(d)(1) Confidentiality Agreement between Tyson and the Company dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on December 12,
         2000).

(d)(2) Confidentiality Agreement between the Company and Tyson dated December 18, 2000 (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson
         filed on January 5, 2001).

(d)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1, 2001
         (incorporated by reference to Exhibit (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser
         and Tyson filed on January 5, 2001).


(d)(4) Voting Agreement by and between Tyson Limited Partnership and the Company dated as of January
         1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of
         Purchaser and Tyson filed on January 5, 2001).

(d)(5) Stipulation and Order dated June 27, 2001, IBP, INC. V. TYSON FOODS, INC., C.A. No. 18373, Court of
         Chancery of the State of Delaware.

(d)(6) Letter of Tyson Limited Partnership dated June 27, 2001.

--------
*  Previously filed.

                                      2.1

                                   SIGNATURE

   AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          TYSON FOODS, INC .

                                             /S/ LES R. BALEDGE
                                             __________________________________
                                             LES R. BALEDGE, EXECUTIVE VICE
                                             PRESIDENT AND GENERAL COUNSEL
                                             JULY 3, 2001

                                          LASSO ACQUISITION CORPORATION

                                             /S / LES R. BALEDGE
                                             __________________________________
                                             LES R. BALEDGE, EXECUTIVE VICE
                                             PRESIDENT
                                             JULY 3, 2001

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------

(a)(1)      Offer to Purchase dated July 3, 2001.

(a)(2)      Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9).

(a)(3)      Notice of Guaranteed Delivery.

(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
              Nominees.

(a)(6)      Form of summary advertisement dated July 3, 2001.

(a)(7)      Joint press release issued by Tyson and the Company dated June 27, 2001.*

(a)(8)      Joint press release issued by Tyson and the Company dated June 28, 2001.*

(d)(1)      Confidentiality Agreement between Tyson and the Company dated December 4, 2000
              (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on
              December 12, 2000).

(d)(2)      Confidentiality Agreement between the Company and Tyson dated December 18, 2000
              (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of
              Purchaser and Tyson filed on January 5, 2001).

(d)(3)      Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1,
              2001 (incorporated by reference to Exhibit (d)(4) to Amendment No. 9 to the Schedule TO of
              Purchaser and Tyson filed on January 5, 2001).

(d)(4)      Voting Agreement by and between Tyson Limited Partnership and the Company dated as of
              January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the
              Schedule TO of Purchaser and Tyson filed on January 5, 2001).

(d)(5)      Stipulation and Order dated June 27, 2001, IBP, INC. V. TYSON FOODS, INC., C.A. No. 18373, Court
              of Chancery of the State of Delaware.

(d)(6)      Letter of Tyson Limited Partnership dated June 27, 2001.

--------
*  Previously filed.